September 29, 2010

Vanessa Robertson/Staff Accountant

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Nuvilex, Inc.

Your Letter of September 20, 2010

Item 4.02 Form 8-K

Filed September 15, 2010

File No. 333-68008

Ms. Robertson:

On September 28, 2010, Tim Matula, a member of the board of directors of Nuvilex, Inc., contacted you acknowledging receipt of the SEC letter dated September 20, 2010.  Please let this letter serve as written confirmation that the Director requested an extension in responding to the letter, which was granted to October 19, 2010 by you.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Patricia Gruden

Patricia Gruden

Interim President